SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                  Dynegy, Inc.
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                                (Name of Issuer)

                     Series A Preferred Stock, no par value
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                         (Title of Class of Securities)

                                   236816Q309
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                                 (Cusip Number)

          Shearman & Sterling, 599 Lexington Avenue, New York, NY 10022
                      Attention: Alfred J. Ross, Jr., Esq.
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 1, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


          THIS SCHEDULE 13D CONSISTS OF __ SEQUENTIALLY NUMBERED PAGES
                     THE EXHIBIT INDEX IS LOCATED ON PAGE __

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No.   26816Q309                                      Page  2  of 10 Pages
-----------------------                                    ---------------------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             British Gas Global Holdings BV
             I.R.S. No.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                       (b) |X|
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS*

             WC, OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               |_|
             REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Netherlands
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       NUMBER OF         7        SOLE VOTING POWER
         SHARES                   3,937,589
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         8        SHARED VOTING POWER
          EACH                    -0-
       REPORTING         -------------------------------------------------------
      PERSON WITH        9        SOLE DISPOSITIVE POWER
                                  3,937,589
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             3,937,589
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               |_|
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.69%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

*        See Item 4.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No.   26816Q309                                      Page  3  of 10 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             BG Group plc.
             I.R.S. No.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC, OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               |_|
             REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
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       NUMBER OF         7        SOLE VOTING POWER
         SHARES                   3,937,589
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         8        SHARED VOTING POWER
          EACH                    3,937,589
       REPORTING         -------------------------------------------------------
      PERSON WITH        9        SOLE DISPOSITIVE POWER
                                  -0-
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  3,937,589
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             3,937,589
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               |_|
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.69%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
*        See Item 4.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Dynegy, Inc. (formerly NGC Corporation, a Delaware corporation and Dynegy, Inc., a Delaware corporation), an Illinois corporation (the "Issuer"), whose principal executive offices are located at 1000 Louisiana Street, Houston, Texas 77002.

Item 4.  Purpose of Transaction.

Item 4 shall be deleted in its entirety and replaced with the following:

                  Pursuant to an Agreement and Plan of Merger dated as of June 14, 1999 (the "Merger Agreement"), the Issuer and Illinova Corporation, an Illinois corporation ("Illinova"), have concluded a transaction in which the Reporting Person's interest in the Issuer has been reduced. The Reporting Person divested all of the shares of Common Stock of the Issuer that it owned pursuant to a Stock Purchase Agreement in exchange for consideration equivalent to what it would have received had it elected to receive all cash under the Merger Agreement. The Reporting Person received consideration of $541,802,834.53 in cash and 3,348,888 shares of Series A convertible Preferred Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 shall be deleted in its entirety and replaced with the following:

                  The Reporting Person is a party to the Registration Rights Agreement, which is attached as an exhibit hereto and which is incorporated by reference in its entirety herein.

                  At present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer involving the Reporting Person or BG with the exception of the agreements contained in Exhibits 1 through 3.

Item 7.  Materials to be Filed as Exhibits.

         1.       Agreement of Joint Filing.

         2. Stock Purchase Agreement dated as of June 14, 1999 between British Gas Atlantic Holdings BV and Energy Convergence Holding Company.*

         3.       Form of Resolution adopting Series A Convertible Preferred
                  Stock.*


-----------------
*previously filed.

                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  February 7, 2000                     BRITISH GAS GLOBAL HOLDINGS BV



                                            By:      /s/ Cynthia Masters
                                                 ------------------------------
                                                     Title:  Attorney-in-Fact


                                            BG PLC



                                            By:      /s/ Cynthia Masters
                                                 ------------------------------
                                                     Title:  Attorney-in-Fact

                                  EXHIBIT INDEX

         1.       Agreement of Joint Filing.

         2. Stock Purchase Agreement dated as of June 14, 1999 between British Gas Atlantic Holdings BV and Energy Convergence Holding Company.*

         3.       Form of Resolution adopting Series A Convertible Preferred
                  Stock.*

_________________________
*previously filed.

                                                                      EXHIBIT 1

                            AGREEMENT OF JOINT FILING


                  Pursuant to Reg. ss. 240.13d-1(F)(I)(iii) adopted under the Securities and Exchange Act of 1934, the undersigned, BG Group plc and British Gas Global Holdings BV Inc. hereby agree to file with the Securities and Exchange Commission the joint Schedule 13D/A (Amendment No. 4) to which this exhibit is attached, and that such joint Schedule 13D/A, as so filed, is filed on behalf of each of them.

                  This Agreement of Joint Filing may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall continue a single instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement of Joint Filing as of the date set forth below.


Date:  February 7, 2000                 BRITISH GAS GLOBAL HOLDINGS BV



                                        By:      /s/ Cynthia Masters
                                            ------------------------------------
                                                 Title:  Attorney-in-Fact


                                        BG GROUP PLC



                                        By:      /s/ Cynthia Masters
                                           ------------------------------------
                                                 Title:  Attorney-in-Fact